[Reliance Steel & Aluminum Co.]

Direct dial:  (213) 576-2472
E-mail:  klewis@rsac.com

May 16, 2013

VIA EDGAR AND OVERNIGHT COURIER

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Reliance Steel & Aluminum Co.
Form 10-K for the Fiscal Year Ended December 31, 2012 (“Form 10-K”)
Filed February 27, 2013
File No. 001-13122

Dear Mr. Shenk:

This letter responds to the comment letter of the Staff (the “Staff”) of Securities and Exchange Commission (the “Commission”), dated May 3, 2013 to me as Executive Vice President and Chief Financial Officer of Reliance Steel & Aluminum Co. (“Reliance”, the “Company” or “we”), regarding the Company’s Form 10-K.

For your convenience, set forth in bold below is your comment, with the Company’s response immediately following.

Notes to Consolidated Financial Statements

Note 1: Summary Accounting Policies

Goodwill, page 57

1.             We note your disclosure that you have a single reporting unit for the purposes of testing goodwill.  In light of the recent various acquisitions and your apparent geographic diversity, please tell us why you do not have multiple reporting units for purposes of testing goodwill.  Note that a reporting unit is potentially the business unit that is one level below the operating segment level.  Reporting units are those component business units of which discrete financial information exists and segment management regularly reviews their operating results.  Refer to ASC 350-20-35-33 to 38.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Page 2	May 16, 2013

Response

We regularly and carefully review the criteria set forth in the Financial Accounting Standards Board’s (‘‘FASB’’) Accounting Standards Codification (‘‘ASC’’) Subtopic 280-10: Segment Reporting—Overall and Subtopic 350-20: Goodwill.  Based on our analysis, we concluded in 2012 that Reliance is comprised of one reporting unit for the purposes of goodwill impairment testing.  Although segment management regularly reviews the operating results and discrete financial information that is available for the many components of our business1, all of these components share similar economic characteristics as set forth in ASC 280-10-50-11 and ASC 350-20-55-6 to 8.  Accordingly, we aggregate these components into a single reporting unit pursuant to ASC 350-20- 35-35.2

As part of our analysis, we consider the impact of acquisitions, organic expansion and other changes to our business.  It has been our intention to continue to grow our core metals service center business and all of our acquisitions and organic expansions are guided by and focused on this basic principle.  Consequently, none of our acquisitions and organic expansions, nor our resultant geographic diversity, changes our analysis because all of our component businesses continue to share similar economic characteristics set forth in ASC 280-10-50-11and ASC 350-20-55-6 to 8 and, therefore, we remain a single reporting unit within the aggregation criteria of ASC 350-20- 35-35.

Analysis

In determining whether Reliance has a single reporting unit or multiple reporting units, we considered the following factors:

•                  We have determined that our Chief Executive Officer is the chief operating decision maker (“CODM”) who is responsible for the Company’s key resource allocation strategies, including with respect to acquisitions, working capital management, capital expenditure, compensation, and capital structure. The decisions affecting each of these key resource allocation areas are based on enterprise level data.

•                  Our CODM receives a reporting package on a monthly basis that includes Company-wide information on revenues, profit margins, operating expenses, EBIT/EBITDA metrics, headcount, inventory (including inventory turnover), accounts receivable (including days sales outstanding), target capital structure, and product diversity.  The

1  We do not segment our operations geographically or by product line for managing our business. Financial reports providing such segment information are limited to sales and gross profit margin level.

2  We note that ASC 350-20-35-37 anticipates that some businesses may be comprised of a single reporting unit: “Reporting units will vary depending on the level at which performance of the segment is reviewed, how many businesses the operating segment includes, and the similarity of those businesses.  In other words, a reporting unit could be the same as an operating segment, which could be the same as a reportable segment, which could be the same as the entity as a whole (entity level).”

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Page 3	May 16, 2013

CODM does not review discrete financial information of the more than 40 individual metals service center components.  Unlike many companies of our size, we do not segment our operations geographically and thus do not include any geographic reporting in our monthly reporting package.

•                  Our Chief Operating Officer (“COO”) and Senior Vice Presidents, Operations (“SVPs, Ops”), who operate under the supervision of the COO, comprise our segment managers.  As a group, they collectively oversee the performance of the entire metals service center operating segment.  Each segment manager has been allocated a mix of components that sell various products to various end markets and are located in varied, and often non-contiguous, geographic areas.  The allocation of such components to the segment managers is not based on products, customers, or geography; rather, it is based on workload and experience considerations.

•                  Our CODM and segment managers receive cash and equity compensation based on total Company performance, and none of them is compensated or evaluated based on the performance of any one or more of the components assigned to them.  The performance-based cash bonuses payable to the segment managers is based on the Company’s return on beginning shareholders’ equity.  In 2012 the Company granted performance-based restricted stock units (“RSUs”) to each of the segment managers, as well as other key employees, including the presidents of operating subsidiaries (i.e., components), with performance-based criteria based on return on assets and operating income cumulative growth for the total Company over a three-year period.  Compensating our executive team based on total Company performance aligns with how we manage our Company as a single operating segment.

•                  The financial results of the metals service center components allocated to each of the segment managers are not rolled up or consolidated in any way below the operating segment level.  The discrete financial information is maintained for each component until it is consolidated at the operating segment level.

•                  As a result of our acquisitions, we have more than doubled in size since 2006, but we have not expanded outside our core metals service center business.  Our expanding geographic footprint has not changed the way we run our business as we do not assign managers responsibility over geographic regions; we remain decentralized and entrepreneurial.  We typically maintain the trade names and the legal structure of the businesses we acquire for marketing purposes.

•                  The similarities and interdependencies of the various metals service center components are a key reason why we refer to Reliance as “a metals service center company with a network of more than 290 locations.”  The way our components work together, share resources, and make each other better ultimately helps the recovery of goodwill at one entity rather than at the component businesses.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Page 4	May 16, 2013

Discussion of Aggregation Criteria

In evaluating our reporting units for the purpose of goodwill impairment testing, we followed the guidance set forth in ASC 350-20-35-33 to 38.  We also referred to the guidance regarding similar economic characteristics set forth in ASC 350-20-55-6 to 8.  As stated above, the business units that we have identified as components, one level below the metals service center operating segment, meet the definition of a business with discrete financial data and their results are regularly reviewed by segment management.  We have concluded, however, that they are not separate reporting units because of their similar economic characteristics.  In evaluating whether these components have similar economic characteristics, we considered the criteria from ASC 280-10-50-11 and ASC 350-20-55-6 to 8 and identified the following qualitative similarities:3

•                  Similar Products and Services.  Each component operates as a metals service center business and sells a similar variety of metal products and provides similar processing services;  the success of any business unit relative to the others depends on several factors, including its individual customer relationships, market demand for the specific metal products and services offered, expertise, on-time delivery, expense control and operational effectiveness.

•                  Similar Supply Sources.  While none of our component businesses is engaged in production of the metals we sell, each metals service center component acquires its products from a limited number of major mill suppliers.  Individually, each of our component businesses derives a significant benefit from Reliance’s long-term relationships with our suppliers and consolidated purchasing power, resulting in advantageous pricing, shorter lead times, allocation of available products and the ability to purchase in smaller quantities, all of which promote our shared corporate objectives of improving inventory turns, providing superior customer service and delivering profitability.

•                  Similar Customers for Products and Services.  Although our component businesses distribute and process different types of metals across a broad geographic footprint, the types of customers they serve are similar and generally are job/machine shops, fabricators and contractors or subcontractors of manufacturers, as well as original equipment manufacturers (OEMs).  Many of our components sell to the same customers, but usually in different geographic locations or in different product lines.

•                  Similar Distribution Methods.  Depending on our customers’ individual requirements, most of our component businesses’ products are delivered to our customers from our facilities by owned or leased trucks or common carrier (including truck, rail or barge) or picked up by our customers at our facilities.

3   None of Reliance’s operating businesses is subject to any of the regulatory environments described in ASC 280-10-50-11 (e.g., banking, insurance, or public utilities).  In addition, due to the nature of our metals service center business, the research and development factor presented in ASC 350-20-55-7 is not applicable.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Page 5	May 16, 2013

•                  Consistency of Long-term Average Gross Margins.  Trends in average gross margins and operating results are fairly consistent for all the metals service center companies.  Managing cost, which is established by the mills, and related selling price volatility is a fundamental element of the business model and is achieved through effective working capital and gross margin management.  Irrespective of what product is sold, the strategy is the same – buy in the spot market, perform some basic processing services (i.e., cutting, slitting, leveling, etc.) and sell in the spot market with no long-term pricing commitments (with the exception of relatively minimal amounts of aerospace material where purchasing costs and selling prices are fixed over the terms of the contracts).  In general, no one product has superior margins; margins are dependent on supply and demand, order size and the operating effectiveness of the entity in servicing its customers and the value-added processing done to the metal.

•                  Similar Methods of Operating Business.  The manner in which we operate our metals service center business and the nature of our operations are consistent among our components.  Each of the performance metrics of our business (i.e., inventory turnover, days sales outstanding, product pricing, profits as a percentage of sales, cost management, etc.) is consistently applied and reviewed across all components of our business.

•                  Unified Growth Strategy.  The Company’s basic growth strategy is to identify and complete acquisitions of successful metals service centers and to identify organic growth opportunities to increase the product, customer and geographic diversification of the Company to increase profitability and make the Company less vulnerable to regional or industry specific economic volatility.  Our foreign expansion has resulted primarily in response to requests from existing domestic customers.

•                  Sharing of Assets and Resources.  We believe the sharing of assets and resources is one of our most important and valuable competitive strengths, and we actively promote the sharing of assets and resources within our Company.  All of our component businesses enjoy the benefits of our aggregate purchasing power and supplier relationships.  As a customer focused business, we encourage and frequently do service existing customers from multiple Reliance locations.  Our component businesses are encouraged to source material to fill orders from other entities within the Company and regularly do so.  As described above, our segment managers provide our component businesses with unified and consistent operational oversight and business process improvement methodologies.  In addition, the following resources, services and functions are provided by corporate staff and made available to all components of the Company:  standardized accounting processes, corporate finance and banking services (including treasury management), legal, safety, credit, risk management/insurance, accounting/financial reporting, internal audit, human resources, employee benefits, information technology, and tax.  When we close locations from time to time, we transfer the assets and the ongoing business to another of our metals service center components; we also periodically reassign locations within our various metals service center components to better align our resources with our customers’ demands for specific products and metal processing services.  The way our components work together and share resources, and the resultant economic interdependence of our business, promotes the recovery of goodwill at one entity rather than at the component businesses.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Page 6	May 16, 2013

Conclusion

We have carefully reviewed the FASB and ASC criteria and determined that all of Reliance’s components share similar economic characteristics as set forth in ASC 280-10-50-11 and ASC 350-20-55-6 to 8.  Accordingly, pursuant to ASC 350-20- 35-35, we have determined that Reliance has one reporting unit for the purposes of goodwill impairment testing.  In addition, because all of our acquisitions and organic growth initiatives fall within our core metals service center business and are operated like our other component businesses, despite our acquisition history and apparent geographic diversity, all of Reliance’s business components continue to share similar economic characteristics as set forth in ASC 280-10-50-11 and ASC 350-20-55-6 to 8.

Lastly, in accordance with your request, we hereby acknowledge that:

•                  Reliance is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.

•                  The Staff comments being addressed herein and any resulting changes to our disclosures as a result of our responses to the Staff comments shall not foreclose the Commission from taking any action with respect to the Filing.

•                  Reliance may not assert Staff comments as a defense in any processing initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, you may contact me at (213) 576-2472.

Sincerely yours,

/s/ Karla Lewis

Karla Lewis
Executive Vice President and Chief Financial Officer